

March 31, 2011

Keri B. Bosch
President
Bridgeway Acquisition Corp.
76 Lagoon Road
Belvedere, California 94920

     Re: **Bridgeway Acquisition Corp.**
              Amendment No. 2 to Registration Statement on Form 10
              Filed March 18, 2011
              File No. 000-54224

Dear Ms. Bosch:

     We have completed our review of your filing and do not have any further comments at this time.

              Sincerely,

             /s/ H. Christopher Owings

              H. Christopher Owings
              Assistant Director

cc: David K. Cheng, Esq.
       Nixon Peabody LLP
       Via Fax (415) 984-8300